QuickLinks -- Click here to rapidly navigate through this document

Ñ SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13E-3
(Rule 13e-100)

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
[Amendment No. 2]

TERAGLOBAL COMMUNICATIONS CORP.
(Name of Issuer)

TERAGLOBAL COMMUNICATIONS CORP.
WALLERSUTTON 2000, L.P.
WALLERSUTTON 2000 L.L.C.
(Name of Person Filing Statement)

Common Stock, Par Value $.001 per share
(Title of Class of Securities)

880771-20-9
(CUSIP Number of Class of Securities)

For TeraGlobal Communications Corp.:	For WallerSutton 2000, L.P. and WallerSutton 2000 L.L.C.:
James A. Mercer III	James P. Crabtree	with a copy to:
Executive Vice President	c/o WS Capital, LLC	Paul A. Gajer, Esq.
TeraGlobal Communications Corp.	500 West Putnam Ave.	Sonnenschein Nath & Rosenthal
9171 Towne Centre Drive, Suite 600	Greenwich, CT 06830	30 Rockefeller Plaza
San Diego, CA 92122	(203) 861-7080	New York, NY 10112
(858) 404-5500		(212) 398-5293
(Name, Address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

This Statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value(1)	Filing Fee(2)
$150,000.00	$30.00

(1)    For purposes of calculating the filing fee only. The filing fee was calculated based on the purchase price of $290 per share or pro rata portion thereof, after giving effect to a one-for-1,000 reverse split as described herein, for all issued and outstanding shares of Common Stock acquired pursuant to this transaction.

(2)    The amount of the filing fee, calculated in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate value of cash to be paid by TeraGlobal Communications Corp. for the Common Stock.

        ☒    Check the box if any part of the fee is offset as provided by section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: $30.00
  Form or Registration No.: Schedule 13E-3
  Filing Party: TeraGlobal Communications Corp.
  Date Filed: May 15, 2002

Introduction

        This Schedule 13E-3 Transaction Statement is being filed by TeraGlobal Communications Corp., a Delaware corporation, and WallerSutton 2000, L.P., a Delaware limited partnership and the holder of a majority of each class of TeraGlobal's outstanding capital stock, and by WallerSutton 2000 L.L.C., a Delaware limited liability company and the sole general partner of WallerSutton 2000, L.P., and relates to a 1-for-1000 reverse split of TeraGlobal's outstanding common stock.

        The purpose of the reverse split is to decrease the total number of TeraGlobal's stockholders from approximately 2,000 to approximately 50. By reducing the number of stockholders below 300, TeraGlobal will be eligible to file a Form 15 with the Securities and Exchange Commission and terminate its registration and reporting obligations under the Securities Exchange Act of 1934. The going private transaction will enable TeraGlobal to avoid foreclosure, liquidation and/or bankruptcy and to save money being spent because of its status as a reporting company, which TeraGlobal believes provides a limited benefit to a small company like TeraGlobal, and to eliminate a bloated and unwieldy ownership structure.

        The reverse split will be effected on or about                        , 2002. The reverse split was approved by the board of directors of TeraGlobal at a meeting held on May 13, 2002, and by the stockholders of TeraGlobal pursuant to a consent resolution dated May 13, 2002. The reverse split is being effected with the specific intent to reduce the number of stockholders of TeraGlobal's common stock to a level where TeraGlobal is no longer obligated to file public reports under the Securities Exchange Act of 1934, as amended.

        Following the reverse split, TeraGlobal intends to merge with and into a subsidiary of Wave Three Software, Inc., a Delaware corporation, a subsidiary of TeraGlobal, and the assignee of all of TeraGlobal's operating assets and certain of its liabilities.

        The formation of Wave Three and the transfer of assets and liabilities thereto had been approved by the board of directors at a meeting held on February 4, 2002 and by the stockholders of TeraGlobal by consent resolution dated February 19, 2002. The actual assignment of assets and liabilities from TeraGlobal to Wave Three occurred in connection with a financing of Wave Three that was approved by the board of directors of TeraGlobal at a meeting held on May 13, 2002 and was consummated on May 14, 2002.

        WallerSutton controls a majority of the voting power of each class of TeraGlobal's outstanding capital stock and will continue to do so after the reverse split. WallerSutton plans to approve the merger with the effect that each of the TeraGlobal stockholders remaining after the reverse split will receive shares of common stock of Wave Three, and TeraGlobal will become a wholly owned subsidiary of Wave Three.

Item 1.    Summary Term Sheet.

        The information set forth under the caption "Summary of the Reverse Split" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

Item 2.    Subject Company Information.

          (a)  TeraGlobal's full name and the address and telephone number for its principal executive offices are:

  TeraGlobal Communications Corp.
  9171 Towne Centre Drive, Suite 600
  San Diego, California 92122
  (858) 404-5500

          (b)  The exact title of TeraGlobal's class of security that is the subject of this filing is the common stock, $.001 par value (the "Existing Common Stock"). As of June 30, 2002, the most recent practicable date hereof, TeraGlobal had 2,376,769 shares of common stock outstanding.

          (c)  The information set forth under the caption "Special Factors—Fairness of the Transaction—Historical Market Prices" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

          (d)  TeraGlobal has never declared or paid cash dividends on its common stock. It is restricted from paying any dividends on the common stock under the terms of its series A convertible preferred stock. The certificate of designations for the series A convertible preferred stock, as filed with the Delaware Secretary of State on June 28, 2001, provides that no dividends may be paid on common stock unless (i) the same per share dividend is declared on TeraGlobal's series A convertible preferred stock; and (ii) a special dividend or distribution equal to the per share liquidation amount for the series A convertible preferred stock has been declared.

          (e)  Not applicable.

          (f)    The information set forth under the caption "Special Factors—Fairness of the Transaction—Purchase Prices in Previous Transactions" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

Item 3.    Identity and Background of Filing Persons.

          (a)  (i) TeraGlobal is the subject company. Its full name and the address and telephone number of its principal executive offices are:

  TeraGlobal Communications Corp.
  9171 Towne Centre Drive, Suite 600
  San Diego, California 92122
  (858) 404-5500

    (ii)
    WallerSutton 2000, L.P. is a filing affiliate. Its full name and the address and telephone number of its principal executive offices are:

    WallerSutton 2000, L.P.
    c/o WS Capital, LLC
    500 West Putnam Ave.
    Greenwich, CT 06830
    (203) 861-7080

    (iii)
    WallerSutton 2000 L.L.C. is a filing affiliate. Its full name and the address and telephone number of its principal executive offices are:

    WallerSutton 2000 L.L.C.
    c/o WS Capital, LLC
    500 West Putnam Ave.
    Greenwich, CT 06830
    (203) 861-7080

          (b)  WallerSutton 2000, L.P. is an affiliate of TeraGlobal by virtue of its ownership of a majority of TeraGlobal's outstanding series A convertible preferred stock and common stock, and WallerSutton 2000 L.L.C. is an affiliate of TeraGlobal by virtue of its status as the sole general partner of WallerSutton 2000, L.P. The information concerning WallerSutton 2000, L.P. and WallerSutton 2000 L.L.C. that is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

          (c)  Information concerning TeraGlobal's directors and executive officers is as follows:

    (i)
    John F.A.V. Cecil

    One Town Square Blvd., Suite 330, Ashville, NC 28803
    (828) 209-2000

        John F.A.V. Cecil has been a director of TeraGlobal since March 1999, and was appointed Chairman of the Board in September 2000. Since 1992 Mr. Cecil has served as the President of Biltmore Farms Inc., a real estate development company. Mr. Cecil is currently a member of the Board of Directors of Mission-St. Joseph's Health Systems, Inc., the Asheville Area Chamber of Commerce and The Association of Governing Boards of Universities and Colleges. He is also the Vice-Chairman—Board of Governors of the University of North Carolina, which is responsible for the general determination, control, supervision, management and governance of all affairs of the 16 constituent institutions. Mr. Cecil holds a Bachelor of Arts degree from the University of North Carolina at Chapel Hill and a Masters in International Management, from the American Graduate School of International Management. Mr. Cecil is a citizen of the United States.

    (ii)
    Robert Randall

    9171 Towne Centre Drive, Suite 600, San Diego, CA 92122
    (858) 404-5500

        Robert Randall has been Chief Executive Officer of TeraGlobal since January 29, 2001. From January 1998 to January 2001, Mr. Randall was a management and strategic planning consultant to the multimedia, telematics, and service provider industries. From October 1994 through December 1998, Mr. Randall was a founder of, and ultimately Executive Vice President, Board member, and Chief Operating Officer of Verado Holdings, Inc., formerly FirstWorld Communications (Nasdaq: VRDO), a full service voice, data, systems integration, and application service provider. From 1974 to 1994, Mr. Randall was founder and President of Randall Lamb Associates, Consulting Engineers, providers of planning and design services to the construction industry. Mr. Randall holds a Bachelor of Science Electrical Engineering degree, and is a registered Professional Engineer in California, Arizona, Texas, and Florida. Mr. Randall is a citizen of the United States.

    (iii)
    James A. Mercer III

    9171 Towne Centre Drive, Suite 600, San Diego, CA 92122
    (858) 404-5500

        James A. Mercer III has been the Chief Financial Officer of TeraGlobal since December 2000, the Executive Vice President since February 2000, and Secretary of TeraGlobal since April 1999. From April 1994 to March 1999, Mr. Mercer was a partner of and associated with the law firm of Luce, Forward, Hamilton & Scripps LLP, San Diego, California, where he specialized in corporate and securities law. From December 1991 to April 1994, Mr. Mercer was associated with the law firm of O'Connor, Cavanagh, Andersen, Westover, Killingsworth & Beshears, Nogales, Arizona. From August 1989 to December 1991 he was associated with the law firm of Ervin, Cohen & Jessop, Beverly Hills, California. Mr. Mercer obtained his Bachelor of Arts from the University of California Los Angeles. He obtained a Masters in Business Administration with concentration in administrative finance from the California State University Fullerton. He received his Juris Doctor from the University of Southern California. Mr. Mercer is a citizen of the United States.

    (iv)
    James P. Crabtree

    500 West Putnam Avenue, Suite 360, Greenwich, CT 06830
    (203) 861-7080

        Mr. Crabtree joined TeraGlobal's Board of Directors in July 2001. Since November 2000, Mr. Crabtree has been a Managing Director of WS Capital, LLC, the management company for WallerSutton 2000, L.P., and a non-voting member of WallerSutton 2000 L.L.C. WallerSutton 2000, L.P. was the lead investor in a series A convertible preferred stock financing transaction for TeraGlobal that closed in June 2001. Under the terms of that financing arrangement, WallerSutton 2000, L.P. has the right to appoint two members to TeraGlobal's board of directors so long as 50% of the preferred stock remains outstanding. Prior to joining WS Capital, LLC, Mr. Crabtree was with GE Capital (NYSE: GE) from February 1998 to November 2000, where he was a Vice President in the Global Telecom Group, and was responsible for underwriting, negotiating and closing private debt and equity transactions with domestic telecom companies. From 1995 to 1998, Mr. Crabtree was a Senior Associate with Chase Securities where he performed valuation and capital structure analytics for acquisitions and leveraged finance in a broad range of industries including telecom, industrial and manufacturing, consumer products, pharmaceuticals and technology. From 1991 to 1995, he worked in sales and management in his family's small consumer products manufacturing company. From 1988 to 1991 he worked in consultative sales for Granite Computer Products, Inc., a value-added reseller in the technology industry, installing local and wide area networks. Mr. Crabtree also serves on the Board of Directors of Axiom Navigation, Inc., a private GPS design and development engineering firm. Mr. Crabtree received a Bachelor of Arts in English from the University of California at Berkeley and a MBA in Finance and Accounting from Northwestern University. Mr. Crabtree is a citizen of the United States.

    (v)
    James E. Morris

    500 West Putnam Avenue, Suite 360, Greenwich, CT 06830
    (203) 861-7080

        Mr. Morris joined TeraGlobal's Board of Directors in July 2001. Since November 2000, Mr. Morris has been a Managing Director of WS Capital, LLC, the management company for WallerSutton 2000, L.P., and a non-voting member of WallerSutton 2000 L.L.C. WallerSutton 2000, L.P. was the lead investor in a series A convertible preferred stock financing transaction for TeraGlobal that closed in June 2001. Under the terms of that financing arrangement, WallerSutton 2000, L.P. has the right to appoint two members to TeraGlobal's board of directors so long as 50% of the preferred stock remains outstanding. Prior to joining WS Capital, LLC, Mr. Morris was with GE Capital (NYSE: GE) from July 1997 to November 2000, where he was a Vice President in the Global Telecom Group. From 1993 to 1997, he was Vice President and Team Leader in the Media & Communications Group at Credit Lyonnais, where he developed and managed the bank's relationships in the cable, broadcasting, cellular, paging and programming segments, and managed a portfolio in excess of $1 billion. Mr. Morris received a Bachelor of Arts in Economics from Hamilton College and a MBA in Finance from Columbia University. Mr. Morris is a citizen of the United States.

    (vi)
    William F. Reddersen

    795 Hammond Drive, #1507, Atlanta, GA 30328
    (404) 249-5500

        Mr. Reddersen joined TeraGlobal in September 2000 as a Director. From September 2000 to January 2001, Mr. Reddersen served as TeraGlobal's Interim Chief Executive Officer. From September 1987 to August 2000, Mr. Reddersen served in various senior management positions with BellSouth, including: Executive Vice President—Corporate Strategy (January-August 2000); Group President—Value Added Services (July 1995-January 2000); Senior Vice President Broadband Strategies (July 1993-July 1995); President—BellSouth Business Systems (June 1990-July 1993); Vice President Marketing—BellSouth Services (June 1989-June 1990) and Vice President Marketing—BellSouth Enterprises (September 1987-June 1989). Prior to joining BellSouth, Mr. Reddersen spent 18 years various positions with AT&T, including: Network Vice President—Western Regional AT&T Communications (June 1985-June 1987); and Sales Vice President—Southern Regional AT&T Communications (June 1983-June 1985). Mr. Reddersen currently serves as a member of the Board of Directors of Peak-10 Communications, a privately held communications company, and as a member of the Advisory Board of Clear Communications. Mr. Reddersen received his Bachelor of Science degree in Mathematics from the University of Maryland. He received his Masters of Science degree in Management from the Massachusetts Institute of Technology, where he was a Sloan Fellow. Mr. Reddersen is a citizen of the United States.

        During the past five years, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the foregoing individuals was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or a finding any violation of federal or state securities laws.

        The information concerning WallerSutton 2000 L.L.C., the general partner of WallerSutton, and the members thereof, that is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

Item 4.    Terms of the Transaction.

          (a)  The information set forth under the caption "Terms of the Reverse Split" and "Special Factors—Effects of the Reverse Split" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

          (b)  Not applicable.

          (c)  The information set forth under the caption "Special Factors—Effects of the Reverse Split" in the information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

          (d)  Stockholders will not be entitled to dissenters' rights in connection with the reverse split. Stockholders will be entitled to dissenter's rights in connection with the subsequent merger. The information set forth under the caption "Terms of the Reverse Split—Dissenters' Rights" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

          (e)  TeraGlobal has not engaged, or made provision to obtain counsel or appraisal services for unaffiliated stockholders at its expense in connection with the going private transaction.

          (f)    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

          (a)  The information set forth under the caption "Past Contacts, Transaction, Negotiations and Agreements" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

          (b)  The information set forth under the caption "Past Contacts, Transaction, Negotiations and Agreements" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

          (c)  None.

          (d)  Not applicable.

          (e)  None.

Item 6.    Purposes of the Transaction and Plans or Proposals

          (a)  Not applicable.

          (b)  The fractional shares of new common stock acquired by TeraGlobal in the reverse split will be held as treasury shares. TeraGlobal has no plans to re-sell or dispose of the treasury shares.

          (c)  After consummation of the reverse split, TeraGlobal plans to undertake the following transactions:

            (1)  Following the reverse split, TeraGlobal plans to effect the merger, in which it will merge into a subsidiary of Wave Three. Each stockholder that owned TeraGlobal series A preferred stock or new common stock will receive shares of Wave Three common stock in the merger. TeraGlobal's series A preferred stockholders will receive an amount of shares of Wave Three common stock based upon the value of the liquidation preference per share of series A preferred stock plus accrued and unpaid dividends. TeraGlobal common stockholders will receive shares of Wave Three common stock based upon a value $290.00 per share of TeraGlobal new common stock.

            (2)  Not applicable.

            (3)  See response to (c)(1) above.

            (4)  There are no current plans or proposals to change the present board of directors or management of TeraGlobal. However, after giving effect to the reverse split and the merger Wave Three will be its only stockholder and it will not conduct active operations. Consequently, its ongoing requirements for a board of directors and management will diminish.

            Wave Three will initially have the same board of directors and management as TeraGlobal. Certain stockholders of Wave Three have entered into a stockholders agreement pursuant to which they have agreed to vote to elect WallerSutton designees for three of five members of the board following the earlier of the reverse split or July 1, 2002. There are also plans to enter into an executive compensation arrangement for the management of Wave Three which would provide a financial incentive for management to secure a sale of that corporation. There are also plans for Wave Three to adopt an employee stock option plan, and to grant its employees options to purchase shares of its common stock.

            (5)  Not applicable.

            (6)  Market makers are not permitted to quote TeraGlobal's common stock on the OTC Bulletin Board if TeraGlobal is not current in its filings with the Securities and Exchange Commission. TeraGlobal plans to make a filing with the SEC to suspend its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended. As a result, TeraGlobal's common stock will be removed from quotation from the OTC Bulletin Board.

            (7)  TeraGlobal plans to certify to the SEC that it has reduced its number of stockholders of common stock to less than 300, and thereby terminate its registration under the Securities Act of 1934, as amended.

            (8)  TeraGlobal plans to make a filing with the SEC to suspend its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended.

            (9)  Not Applicable.

          (10)  Not Applicable.

Item 7.    Purposes, Alternatives, Reasons and Effects

          (a)  The information under the caption "Special Factors—Purposes of the Reverse Split" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

          (b)  The information under the caption "Special Factors—Alternatives Considered" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

          (c)  The information under the captions "Background of the Reverse Split" and "Reasons for the Reverse Split" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

          (d)  The information under the caption "Special Factors—Effects of the Reverse Split" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

Item 8.    Fairness of the Transaction

          (a)  The information under the caption "Special Factors—Fairness of the Transaction" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

          (b)  The information under the caption "Special Factors—Fairness of the Transaction" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

          (c)  The going private transaction is not structured to require approval of at least of majority of unaffiliated stockholders. The information under the caption "Special Factors—Fairness of the Transaction" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

          (d)  The information under the caption "Special Factors—Fairness of the Transaction" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

          (e)  The information under the caption "Special Factors—Formation of Special Committee" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

          (f)    The information under the caption "Special Factors—Fairness of the Transaction—Firm Offers By Unaffiliated Entities" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

Item 9.    Reports, Opinions, Appraisals and Negotiations

          (a)  The board of directors has received a fairness opinion from an investment banking firm with respect to the fairness of the consideration offered in the going private transaction to security holders who are not affiliates of TeraGlobal.

          (b)

            (1)  The fairness opinion is being rendered by Duff & Phelps, LLC.

            (2)  Duff & Phelps is a nationally recognized investment banking firm that is regularly engaged to render financial opinions in connection with mergers and acquisitions, tax matters, corporate planning, and other purposes.

            (3)  Duff & Phelps was selected by the board of directors after interviews with a number of national and local investment banking firms. The board reviewed all candidates and selected Duff & Phelps on the basis of (i) its experience in rendering opinions concerning the fairness of the amount of consideration offered in "going private" transactions, and (ii) its cost structure and experience in smaller transactions such as the going private transaction.

            (4)  There has been no material relationship during the past two years between TeraGlobal, its affiliates, directors or executive officers and Duff & Phelps, its affiliates or unaffiliated representatives. Duff & Phelps received a fee in the amount of $50,000 plus reimbursement of expenses in connection with the fairness opinion. There are no other current arrangements to compensate Duff & Phelps, its affiliates or unaffiliated representatives for any services rendered to TeraGlobal, its affiliates, directors or executive officers.

            (5)  The board of directors of TeraGlobal determined the amount of consideration to be offered to fractional stockholders in the reverse split. Duff & Phelps was engaged to render an opinion as to whether the consideration was "fair" to the fractional stockholders.

            (6)  The information set forth under the caption "Term of the Reverse Split—Fairness Opinion" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

Item 10.    Source and Amount of Funds or Other Consideration

          (a)  The total amount of funds needed to purchase the fractional shares of new common stock is approximately $150,000. TeraGlobal will obtain these funds through the redemption of series A common stock of Wave Three. TeraGlobal has entered into an agreement with Wave Three pursuant to which Wave Three will redeem certain shares of its series A common stock held by TeraGlobal for cash, which funds shall be used to effect the reverse split and pay for related expenses. Wave Three has obtained the funds from a private placement of its series A convertible preferred stock and common stock purchase warrants to investors, including principally WallerSutton.

          (b)  There are no conditions to TeraGlobal's right to cause Wave Three to redeem the series A common stock of Wave Three, which will permit it to effect the reverse split. There are no alternative financing arrangements or plans in the event that Wave Three fails to provide the funds to TeraGlobal.

          (c)  TeraGlobal estimates incurring the following costs and expenses to structure and complete the going private transaction:

Filing fees	$3,000
Legal expenses	125,000
Accounting expenses	7,500
Financial advisor expenses	50,000
Printing and mailing costs	7,500
Payment and Transfer Agent fees	5,000
Other miscellaneous costs	2,000

Total	$200,000

        TeraGlobal will pay the fees incurred in connection with the going private transaction from the proceeds of the redemption of shares of series B common stock of Wave Three.

          (d)  Not applicable.

Item 11.    Interest in Securities of the Subject Company

          (a)  The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

          (b)  None.

Item 12.    The Solicitation or Recommendation

          (a)  Not applicable.

          (b)  Not applicable.

          (c)  Not applicable.

          (d)  Since each holds in excess of 1,000 shares of common stock, none of the affiliates of TeraGlobal, nor its directors and executive officers are expected to sell shares of new common stock to TeraGlobal in connection with the reverse split, except for fractional shares of new common stock. The affiliates, directors and executive officers of TeraGlobal each voted to approve the going private transaction, including the reverse split and the merger, pursuant to board meetings and the stockholders' consent resolution.

          (e)  Except for the vote to approve the reverse split by its affiliates, directors and executive officers, TeraGlobal is not aware that any of its affiliates, directors or executive officers has made a recommendation either in support or opposed to the transaction.

Item 13.    Financial Statements

          (a)  TeraGlobal's financial statement information, attached to its Annual Report on Form 10-KSB for the year ended December 31, 2001, filed with the SEC on April 1, 2002, is incorporated herein by reference. TeraGlobal's financial statement information, attached to its Quarterly Reports on Form 10-QSB for the three month periods ended March 31, 2002 and June 30, 2002, filed with the SEC on May 14, 2002 and August 14, 2002, respectively, are incorporated herein by reference. TeraGlobal has incurred losses in each of the last two fiscal years. Book value per share of TeraGlobal's common stock was $(0.98) at December 31, 2001.

          (b)  The information contained under the caption "Pro Forma Financial Statements" in the Information Statement attached hereto as Exhibit 99(A) is hereby incorporated by reference.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used

          (a)  No persons have been retained to make solicitations or recommendations in connection with the reverse split.

          (b)  Other than as set forth under Item 10 above, no officer, class or employees or corporate assets has been or will be employed or used in connection with the reverse split.

Item 15.    Additional Information

        None.

Item 16.    Exhibits

          (a)  Information Statement. Incorporated by reference to TeraGlobal's Schedule 14C Information Statement, filed with the SEC on May 14, 2002, as amended on the date hereof.

          (b)  Agreement for the redemption of Wave Three common stock. Incorporated by reference to the agreement filed as Exhibit 2.2 to TeraGlobal's Quarterly Report on Form 10-QSB for the period ended March 31, 2002, and filed with the SEC on May 14, 2002.

          (c)  Opinion of Duff & Phelps, LLC. Incorporated by reference to Exhibit C of TeraGlobal's Schedule 14C Information Statement filed with the SEC on May 14, 2002, as amended on the date hereof.

          (d)  Not applicable.

          (e)  Not applicable.

          (f)    Description of Appraisal Rights. Incorporated by reference to the information contained under the caption "Terms of the Reverse Split—Dissenter's Rights" and Exhibit B of TeraGlobal's Schedule 14C Information Statement, filed with the SEC on May 14, 2002, as amended on the date hereof.

          (g)  None.

          (h)  Not Applicable.

Signatures

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TeraGlobal Communications Corp.
By:	/s/ ROBERT E. RANDALL Robert E. Randall, President
By:	/s/ JAMES A. MERCER III James A. Mercer III, CFO and Secretary
WallerSutton 2000, L.P.
By:	WallerSutton 2000 L.L.C., its general partner
By:	/s/ JAMES P. CRABTREE James P. Crabtree, Authorized Member
WallerSutton 2000 L.L.C.
By:	/s/ JAMES P. CRABTREE James P. Crabtree, Authorized Member

QuickLinks

  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Persons.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Purposes, Alternatives, Reasons and Effects
  Item 8. Fairness of the Transaction
  Item 9. Reports, Opinions, Appraisals and Negotiations
  Item 10. Source and Amount of Funds or Other Consideration
  Item 11. Interest in Securities of the Subject Company
  Item 12. The Solicitation or Recommendation
  Item 13. Financial Statements
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used
  Item 15. Additional Information
  Item 16. Exhibits
  Signatures